March 17, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn: Ms. Sally Samuel

Re:	Wilshire Variable Insurance Trust (the “Registrant”); File No.: 811-07917.

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the definitive proxy statement and form of proxy. This letter is also in response to the comments you provided on February 27, 2009 during our telephone conference regarding the filing of the preliminary proxy statement of the Registrant.

1)	Comment: Please confirm that the Adviser, Administrator and Distributor have been named in the proxy statement.

Response: The name and addresses of the Adviser and Sub-Advisers have been added, and the name and addresses of the Administrator and Distributor were included in the preliminary proxy statement. Please see page 5 of the proxy statement.

2)	Comment: Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, please provide the appropriate disclosure regarding the internet availability of proxy materials.

Response: Disclosure has been added on page 6 of the proxy statement and on the form of proxy indicating that the notice of meeting, proxy statement and proxy are available at https://materials.proxyvote.com/972001.

3)	Comment: Please add details regarding the Board’s considerations in approving the proposals for the Fund.

VEDDER PRICE

Securities and Exchange Commission
March 17, 2009

Response: The following disclosure has been added on page 2 of the proxy statement:

The Board approved management’s proposal because the Fund’s ability to invest in underlying funds will give shareholders exposure to an actively managed strategy and different investment styles, with the goal to improve the Fund’s performance within its current large-cap core profile.  The Board also considered that the Fund’s investments in underlying investment companies would not increase the Fund’s total expense ratio and noted that that Wilshire only would receive a fee from the Fund based on the average daily net assets of the Fund that are not invested in an underlying affiliated investment company.

4)
Comment: Please add disclosure as to the types of investment companies that the Fund may invest in (e.g., whether the Fund may invest in exchange-traded funds).  In addition, please describe the risks associated with investing in other investment companies.

Response: The Fund may invest in affiliated and unaffiliated investment companies, including exchange-traded funds.  This has been disclosed on page 2 of the proxy statement.  In addition, the following risk disclosure relating to investing in other investment companies has been added to page 2 of the proxy statement:

By investing in other investment companies, an investor assumes the same risks as investing directly in the underlying investment company.  In addition, shareholders of the Fund would bear their proportionate share of the unaffiliated underlying investment company’s fees and expenses as well as their share of the Fund’s fees and expenses.  As a result, the cost of investing in the Fund may be higher than the cost of investing directly in the unaffiliated underlying investment company.

5)
Comment: Please provide additional disclosure explaining proportional voting (i.e., echo voting) and state that a small number of contract owners may determine the outcome of the proposals included in the proxy statement as a result of such voting.

Response: The following disclosure has been added on page 1 of the proxy statement:

VEDDER PRICE

Securities and Exchange Commission
March 17, 2009

HMLIC must vote the shares of the Fund held in its name as directed.  In the absence of voting directions on any voting instruction form that is signed and returned, HMLIC will vote the interest represented thereby in favor of a proposal.  If HMLIC does not receive voting instructions for all of the shares of the Fund held under the contract, it will vote all of the shares in the relevant separate accounts with respect to a proposal, for, against, or abstaining, in the same proportion as the shares of the Fund for which it has received instructions from contract owners (i.e., echo voting).  As a result, a small number of contract owners may determine the outcome of a proposal included herein.

6)	Comment: Please confirm that information regarding control persons of the Fund has been provided and is as of a recent practicable date.

Response: Pursuant to Item 6 of Schedule 14A, the beneficial owners of more than 5% of the outstanding voting securities of the Fund has been provided as of a recent practicable date (March 6, 2009).  Please see page 5 of the proxy statement.

The Registrant intends to mail the proxy statement by March 23, 2009.  Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt
   Renee M. Hardt

Enclosures